FORM U-3A-2
                                                                File No. 1-7924
                       SECURITIES AND EXCHANGE COMMISSION

                                 WASHINGTON, DC

     Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935

                      To be Filed Annually Prior to March 1

                             VALLEY RESOURCES, INC.
                                (Name of Company)


hereby files with the Securities Exchange Commission, pursuant to Rule

2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, claim for the following information:



Item 1:  Valley Resources, Inc., RI; Cumberland, Rhode Island, Holding Company.

         Subsidiaries:

           Valley Gas Company, RI; Cumberland, Rhode Island; gas distribu-

             tion within Rhode Island.

           Valley Appliance and Merchandising Company, RI; Cumberland,

             Rhode Island; selling and leasing of merchandise.

           Rhode Island Development and Exploration Company, RI; Cumber-

             land, Rhode Island; an inactive company.

           Valley Propane, Inc., RI; Cumberland, Rhode Island; selling of propane gas.

           Morris Merchants, Inc., MA; Canton, Massachusetts; a manufac-

             turers' representative of gas-fired equipment, plumbing and heating supplies.

           Bristol and Warren Gas Company, RI; Bristol, Rhode Island; gas

             distribution within Rhode Island.

           The New England Gas Company, RI; Bristol, Rhode Island; an inactive company.

           Alternate Energy Corporation, RI; Cumberland, Rhode Island; sells,

             installs and designs natural gas conversion systems and facilities.

Form U-3A-2
File No. 1-7924
Page 2



Item 2:  Valley Resources, Inc. (Holding Company)

           Valley Gas Company, 1595 Mendon Road, Cumberland, Rhode Island; owns gas manufacturing plant and gas distribution facilities all of which are located in Rhode Island.

           Bristol and Warren Gas Company, 100 Broad Common Road, Bristol, Rhode

           Island; owns gas manufacturing plant and gas distribution facilities all of which are located in Rhode Island.

Item 3:  Valley Resources, Inc. (Holding Company)

         Valley Gas Company:

           (a)  7,091,773 Mcf natural or manufactured gas distributed at retail

           (b)  None

           (c)  None

           (d)  1,265,463 Mcf natural gas purchased outside the State of Rhode

                Island

         Bristol and Warren Gas Company:

           (a)  761,185 Mcf natural or manufactured gas distributed at retail

           (b)  None

           (c)  None

           (d)  141,160 Mcf natural gas purchased outside the State of

                Rhode Island

Item 4:  Valley Resources, Inc. (Holding Company)

           (a)  None

           (b)  None

           (c)  None

           (d)  None

           (e)  None

                                    Exhibit A

           Consolidating Statements of Income for the 12 Months Ended

           December 31, 1997

           Consolidating Balance Sheets at December 31, 1997



                                    Exhibit B

           Financial Data Schedule

                                    Exhibit C

           Not Applicable





          The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 23rd day of February,

1998.





                                                 VALLEY RESOURCES, INC.
                                                   (Name of Claimant)


                                                   S/Kenneth W. Hogan
                                        By          Kenneth W. Hogan
                                             Senior Vice President, CFO and
                                                        Secretary





Attest:


S/Sharon Partridge
Sharon Partridge, Assistant Vice President Finance & Treasurer

Name, title and address of officer to whom notices and correspondence con-

cerning this statement should be addressed:



S/K. W. Hogan
K. W. Hogan                 Senior Vice President
   (Name)                             (Title)

1595 Mendon Road, Cumberland, Rhode Island  02864
                 (Address)

Exhibit A
(Unaudited)
                             VALLEY RESOURCES, INC.
                           CONSOLIDATING BALANCE SHEET
                                DECEMBER 31, 1997



                              Utility    Nonutility    Reclass. &
                            Operations   Operations   Eliminations  Consolidated
ASSETS
Utility Plant              $81,145,383                              $ 81,145,383
Accumulated Depreciation    30,065,420                                30,065,420
                           -----------  -----------  ------------   ------------
  Net Utility Plant         51,079,963          -0-           -0-     51,079,963
                           -----------  -----------  ------------   ------------
Leased Property-Net          2,185,013  $    33,522                    2,218,535
                           -----------  -----------  ------------   ------------
Nonutility Property-Net            -0-    3,943,440                    3,943,440
                           -----------  -----------  ------------   ------------
Investment in Subsidiaries               26,501,462  $(26,501,462)           -0-
Other Investments            1,374,205      225,632                    1,599,837
                           -----------  -----------  ------------   ------------
    Total Investments        1,374,205   26,727,094   (26,501,462)     1,599,837
                           -----------  -----------  ------------   ------------
Note Receivable                    -0-    2,872,790    (2,872,790)           -0-
                           -----------  -----------  ------------   ------------
CURRENT ASSETS:
  Cash                      (1,034,470)   2,114,946                    1,080,476
  Accounts Receivable       12,267,772   20,228,608   (20,140,613)    12,355,767
  Deferred Fuel Costs          343,074          -0-                      343,074
  Unbilled Gas Costs         2,307,748          -0-                    2,307,748
  Fuel & Other Inventories   4,063,853    1,930,306                    5,994,159
  Prepayments & Other          691,966       59,333                      751,299
  Common Stock Held for
    Drip                           -0-      311,312                      311,312
                           -----------  -----------  ------------   ------------
    Total                   18,639,943   24,644,505   (20,140,613)    23,143,835
                           -----------  -----------  ------------   ------------
DEFERRED DEBITS:
  Prepaid Pensions             242,011    7,429,715                    7,671,726
  Other                     11,821,502      739,986        38,682     12,600,170
                           -----------  -----------  ------------   ------------
    Total                   12,063,513    8,169,701        38,682     20,271,896
                           -----------  -----------  ------------   ------------
  Total Assets             $85,342,637  $66,391,052  $(49,476,183)  $102,257,506
                           ===========  ===========  ============   ============

Exhibit A
(Unaudited)
                             VALLEY RESOURCES, INC.
                           CONSOLIDATING BALANCE SHEET
                                DECEMBER 31, 1997


                              Utility    Nonutility    Reclass. &
                            Operations   Operations   Eliminations  Consolidated

LIABILITIES & CAPITALIZATION
COMMON EQUITY:
  Common Stock             $10,800,000  $ 5,000,328  $(10,807,300)  $  4,993,028
  Paid in Capital            4,279,782   26,334,767    (5,711,253)    24,903,296
  Retained Earnings          5,898,752   10,395,251    (9,907,163)     6,386,840
                           -----------  -----------  ------------   ------------
    Total                   20,978,534   41,730,346   (26,425,716)    36,283,164
Less:  Accts. Rec. ESOP                         -0-    (2,872,790)    (2,872,790)
                           -----------  -----------  ------------   ------------
    Total                   20,978,534   41,730,346   (29,298,506)    33,410,374
                           -----------  -----------  ------------   ------------
LONG-TERM DEBT:
  First Mortgage Bonds:
  8.0% Series               20,039,000          -0-                   20,039,000
  7.7% Debentures                         7,000,000                    7,000,000
                           -----------  -----------  ------------   ------------
    Total                   20,039,000          -0-           -0-     27,039,000
                           -----------  -----------  ------------   ------------
  Note Payable               2,300,000    4,837,786                    7,137,786
                           -----------  -----------  ------------   ------------
    Total                   22,339,000   11,837,786           -0-     34,176,786
                           -----------  -----------  ------------   ------------
Oblig. Under Cap Lease       1,472,326       26,704           -0-      1,499,030
                           -----------  -----------  ------------   ------------
Minority Interest                                         (37,066)       (37,066)
                           -----------  -----------  ------------   ------------
CURRENT LIABILITIES:
  Current Matur-LT Debt            -0-      150,000                      150,000
  Note Payable              19,685,028    2,175,000   (15,660,028)     6,200,000
  Oblig. Under Cap
    Lease                      712,687        6,818                      719,505
  Accounts Payable           4,102,702    4,551,046    (2,998,787)     5,654,961
  Security Deposits and
    Refunds                  1,024,460        3,325                    1,027,785
  Dividends Declared           912,100    1,493,406    (1,481,796)       923,710
  Taxes Accrued               (695,012)     217,754                     (477,258)
  Other                      1,000,425      291,712                    1,292,137
                           -----------  -----------  ------------   ------------
    Total                   26,742,390    8,889,061   (20,140,611)    15,490,840
                           -----------  -----------  ------------   ------------
DEFERRED CREDITS:
  Unamort Invest Credit        658,460          -0-                      658,460
  Other                      4,025,835      423,955                    4,449,790
                           -----------  -----------  ------------   ------------
    Total                    4,684,295      423,955           -0-      5,108,250
                           -----------  -----------  ------------   ------------
Def. Federal Inc Taxes       9,126,092    3,483,200                   12,609,292
                           -----------  -----------  ------------   ------------
  Total Liab & Capital     $85,342,637  $66,391,052  $(49,476,183)  $102,257,506
                           ===========  ===========  ============   ============

Exhibit A
(Unaudited)
                             VALLEY RESOURCES, INC.
                         CONSOLIDATING INCOME STATEMENT
                  FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1997


                              Utility    Nonutility    Reclass. &
                            Operations   Operations   Eliminations  Consolidated
OPERATING REVENUES:
  Utility Gas Revenues     $65,875,065                              $65,875,065
  Nonutility Revenues                   $21,843,285  $  (124,567)    21,718,718
                           -----------  -----------  -----------    -----------
    Total                   65,875,065   21,843,285     (124,567)    87,593,783
                           -----------  -----------  -----------    -----------
OPERATING EXPENSES:
  Cost of Gas Sold          37,469,320                               37,469,320
  Cost of Sales-
    Nonutility                           15,191,848      (88,932)    15,102,916
  Operations                15,080,484    3,259,192     (168,617)    18,171,059
  Maintenance                1,550,894       61,284       (1,916)     1,610,262
  Depreciation               2,647,611      559,899         (675)     3,206,835
  Taxes-Other Than FIT       3,944,937      302,572         (772)     4,246,737
  Taxes-Federal Income         348,571      912,668       13,340      1,274,579
                           -----------  -----------  -----------    -----------
    Total                   61,041,817   20,287,463     (247,572)    81,081,708
                           -----------  -----------  -----------    -----------
Operating Income             4,833,248    1,555,822      123,005      6,512,075
Equity in Earnings
  of Subsidiaries                         2,954,931   (2,954,931)           -0-
Other Income-Before FIT        174,637      740,543     (488,276)       426,904
Fed Inc Tax-Net of ITC          25,683          -0-          -0-         25,683
                           -----------  -----------  -----------    -----------
Total Income                 4,982,202    5,251,296   (3,320,202)     6,913,296
                           -----------  -----------  -----------    -----------
INTEREST CHARGES:
  Long Term Debt             1,755,276      386,823          -0-      2,142,099
  Other                      1,434,206      105,829     (387,434)     1,152,601
  Capitalized Interest          (1,118)         -0-          -0-         (1,118)
                           -----------  -----------  -----------    -----------
    Total                    3,188,364      492,652     (387,434)     3,293,582
                           -----------  -----------  -----------    -----------
Net Income                 $ 1,793,838  $ 4,758,644  $(2,932,768)   $ 3,619,714
                           ===========  ===========  ===========    ===========

Average Number of Common
  Shares Outstanding                                                  4,496,305


Earnings Per Average
  Common Share                                                            $0.81